Exhibit 3.1

CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF DESIGNATIONS OF
SERIES A CONVERTIBLE PREFERRED STOCK OF
WRAP TECHNOLOGIES, INC.

PURSUANT TO SECTION 242 OF THE
DELAWARE GENERAL CORPORATION LAW

This Certificate of Amendment to the Certificate of Designations of Series A Convertible Preferred Stock (the “Amendment”) is dated as of December 6, 2024.

WHEREAS, the board of directors (the “Board”) of Wrap Technologies, Inc., a Delaware corporation (the “Company”), pursuant to the authority granted to it by the Company’s Certificate of Incorporation (the “Certificate of Incorporation”) and Section 151(g) of the Delaware General Corporation Law (the “DGCL”), has previously fixed the rights, preferences, restrictions and other matters relating to a series of the Company’s preferred stock, consisting of 10,000 authorized shares of preferred stock, classified as Series A Convertible Preferred Stock (the “Preferred Stock”) and the Certificate of Designations of the Preferred Stock (as amended, the “Certificate of Designations”) was initially filed with the Secretary of State of the State of Delaware on July 3, 2023 evidencing such terms;

WHEREAS, pursuant to Section 30(b) of the Certificate of Designations, the Certificate of Designations or any provision thereof may be amended by obtaining the affirmative vote at a meeting duly called for such purpose, or written consent without a meeting in accordance with the DGCL, of at least a majority of the outstanding Preferred Stock (provided, that such holders include Iroquois Master Fund Ltd.) (the “Required Holders”), voting separately as a single class, and with such stockholder approval, if any, as may then be required pursuant to the DGCL and the Certificate of Incorporation;

WHEREAS, the Required Holders pursuant to the Certificate of Designations have consented, in accordance with the DGCL, on November 25, 2024, to this Amendment on the terms set forth herein; and

WHEREAS, the Board has duly adopted resolutions proposing to adopt this Amendment and declaring this Amendment to be advisable and in the best interest of the Company and its stockholders.

NOW, THEREFORE, this Amendment has been duly adopted in accordance with Section 242 of the DGCL and has been executed by a duly authorized officer of the Company as of the date first set forth above to amend the terms of the Certificate of Designations as follows:

1 . Section 3(f) of the Certificate of Designations is hereby amended and restated to read as follows (emphasis added):

(f) Default Rate. From and after the occurrence and during the continuance of any Triggering Event, the Dividend Rate shall automatically be increased to twenty percent (20.0%) per annum (the “Default Rate”) and shall compound monthly. In the event that such Triggering Event is subsequently cured (and no other Triggering Event then exists), the adjustment referred to in the preceding sentence shall cease to be effective as of the calendar day immediately following the date of such cure; provided that the Dividends as calculated and unpaid at such increased rate during the continuance of such Triggering Event shall continue to apply to the extent relating to the days after the occurrence of such Triggering Event through and including the date of such cure of such Triggering Event.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Amendment to be signed by its duly authorized officer this 6th day of December, 2024.

WRAP TECHNOLOGIES, INC.

By:	/s/ Scot Cohen
Name: Scot Cohen
Title: Chief Executive Officer